Form N-SAR, Sub-Item 77E
Legal Proceedings



Nuveen New Jersey Dividend Advantage Municipal Fund
333-53270
811-09455

During 2010, 33 Nuveen leveraged closed-end funds, including the Nuveen New Jersey Dividend Advantage
Municipal Fund (symbol  NXJ ) (hereafter, the  Registrant
), received a demand letter from a law firm on behalf of purported holders of common shares of each such fund, alleging that Nuveen Asset Management, the funds investment adviser, and the funds officers and Board of Directors/Trustees breached their fiduciary duties related to the redemption at par of the funds auction rate preferred securities (ARPS). In response, the Board established an ad hoc Demand Committee consisting of certain of its disinterested and independent Board members to investigate the claims. The Demand Committee retained independent counsel to assist it in conducting an extensive investigation. Based upon its investigation, the Demand Committee found that it was not in the best interests of each fund or its shareholders to take the actions suggested in the demand letters, and recommended that the full Board reject the demands made in the demand letters. After reviewing the findings and recommendation of the Demand Committee, the full Board of each fund unanimously adopted the Demand Committees recommendation.
Subsequently, the Registrant was named as a nominal defendant in a purported shareholder derivative complaint filed in the Circuit Court of Cook County, Illinois on July 27, 2010. The case is captioned Safier et al. v. Nuveen Asset Management et al., No. 10 CH 32166. The plaintiffs are common shareholders of one or more of 20 Nuveen funds, including the Registrant. The defendants in these cases are Nuveen Asset Management, individual current or former officers and an officer/director of the Nuveen funds, Nuveen Investments, Inc. and its parent entity. The complaint alleges that Nuveen Asset Management and the individual defendants breached their fiduciary duties to the common shareholders and to the funds when they caused the funds to redeem ARPS and that such conduct constituted corporate waste. The plaintiffs further allege that Nuveen Investments, Inc. and its parent entity aided and abetted the breaches of fiduciary duty. The complaint seeks a declaration that the defendants have breached their fiduciary duties, an order directing the defendants not to redeem any ARPS at their liquidation value using fund assets, indeterminate monetary damages in favor of the funds and an award of plaintiffs costs and disbursements in pursuing the action. Two related lawsuits have been subsequently filed by the same law firm relating to additional Nuveen funds and raising the same allegations. These cases do not involve the Registrant.

The defendants believe the complaints are without merit and intend to vigorously defend against the charges.